Exhibit 99.1

CHITTENDEN CORPORATION

STOCK INCENTIVE PLAN

PERFORMANCE SHARE AWARD AGREEMENT

Name of Participant: [Insert Name]

Date of Award: [Insert Date]

Number of Performance Shares Awarded: [Insert Number]

Performance Cycle: [Insert Cycle Dates]

1. General. Pursuant to and in accordance with the Chittenden Corporation Stock Incentive Plan (the “Stock Incentive Plan”) and the Chittenden Corporation Performance Share Program adopted in connection with the Stock Incentive Plan (collectively, the “Program”), this Performance Share Award Agreement evidences the issuance to you by Chittenden Corporation (the “Company”), effective as of the date set forth above, of the target number of Performance Shares set forth above. The Performance Shares are subject to the terms, conditions and provisions of the Program, which are incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Program.

2. Payment of Performance Shares. The Performance Shares shall be paid to you in an equivalent number of shares of Common Stock (as adjusted pursuant to the Program) if, and only if, the Performance Goals specified on Exhibit A hereto are achieved during the Performance Cycle specified above, in accordance with the terms of the Program.

3. Tax Withholding. The Participant shall, not later than the date as of which the receipt of this Award becomes a taxable event for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Committee for payment of any Federal, state and local taxes required by law to be withheld on account of such taxable event. The Participant may elect to have such tax withholding obligation satisfied, in whole or in part, by authorizing the Company to withhold from shares of Common Stock to be issued pursuant to this Award, a number of shares of Common Stock with a fair market value that would satisfy the withholding amount due.

4. Miscellaneous.

(a) The Performance Shares issued hereby shall be used solely as a device designed for incentive compensation to be paid to the Participant as provided in the Program, and are not intended to provide the Participant with any special tax benefits.

(b) The Participant shall have no rights as a stockholder of the Company by virtue of having been issued the Performance Shares and shall only have those rights specifically provided in the Program.

(c) This Agreement does not confer upon the Participant any rights with respect to continuation of employment with the Company.

CHITTENDEN CORPORATION

By:
Name:
Title:

ACCEPTED AND AGREED TO:

[Participant]

EXHIBIT A

PERFORMANCE GOALS

Performance Shares Earned for EPS Growth Rate

for the 2005-2007 Performance Cycle

Percentile Rank vs. Comparison Group 3-Year EPS Growth Rate	% of Target Award Paid
100th	150%
75th	100%
50th	50%
25th and below	0%

The % of Target Award Paid between each of the respective percentiles specified above shall be determined by linear interpolation and shall be rounded to the nearest whole share of Common Stock.

The above mechanics are illustrated as follows: